EXHIBIT 20(ii)

                       JUDGE DECLARES MISTRIAL ON LITTON'S
                ATTEMPTED MONOPOLIZATION CLAIM IN ANTITRUST TRIAL


     LOS ANGELES, MARCH 1, 1996 - Honeywell Inc. today said it was not surprised that after a three-month trial, a jury failed to reach a consensus on the attempted monopolization claim in an antitrust lawsuit brought by Litton Systems Inc. Nine jurors deliberated for more than three weeks on claims involving monopolization and attempted monopolization of ring laser gyroscope-based inertial navigation systems for commercial aircraft.

     On Thursday the jury returned a $234 million verdict against Honeywell for the monopolization claim but failed to reach a verdict on the attempted monopolization claim. If the $234 million verdict withstands post-trial motions and appeals, the amount will be trebled.

     `The jury deadlock reinforces our view that Litton failed to prove damages in this extraordinarily complex case,' said Edward D. Grayson, Honeywell vice president and general counsel. `Honeywell will argue in post-trial hearings that Litton's claims of attempted monopolization and monopolization are integrally tied, and therefore yesterday's jury verdict is without merit.'

     Litton Systems Inc. brought the case in March 1990 in U.S. District Court in Los Angeles as a companion to its patent infringement claims concerning Honeywell's process to coat ring laser gyroscope mirrors. Judge Mariana R. Pfaelzer presided over lengthy trials in both cases.

     `We will immediately file post-verdict motions with the trial court and ask that judgment be granted in favor of Honeywell as a matter of law,' said Grayson.

     The jury considered Litton's allegations that Honeywell entered into certain exclusive dealings and penalty arrangements with aircraft manufacturers and airlines and attempted to exclude Litton from the commercial market. The Court previously dismissed for failure of proof Litton's claims that Honeywell had engaged in below-cost predatory pricing, illegal tying, bundling, and had illegally acquired Sperry Avionics in 1986.

     `This case will conclude only when the trial and appellate courts resolve all the legal issues that could reduce or eliminate this latest jury verdict.

     `Honeywell is a fair and lawful competitor,' said Grayson. `Honeywell competed aggressively and fairly in the inertial navigation business. This case is yet another transparent effort on Litton's part to recoup in the courtroom what it wasn't able to achieve in the marketplace.'

     In the 1960s Honeywell pioneered the application of ring laser gyroscopes to inertial navigation systems used for aircraft, and has become a worldwide leader in the manufacture and sale of such systems for commercial and military aircraft and vehicles of all types.

     Honeywell is a global controls company focused on creating value through control technology that enhances comfort, improves productivity, saves energy, protects the environment and increases safety. The company serves customers worldwide in the homes and buildings, industrial, and aviation and space markets. Honeywell employs 50,000 people in 95 countries and had 1995 sales of $6.7 billion.